Timothy J. Stabosz
                               1307 Monroe Street
                               LaPorte, IN  46350




Bud Laber
Phil Neri
Mark Goodman
Barry Levine
Mark Goldstein


September 7, 2013

Members of the Scott's Liquid Gold ("SLGD") Board of Directors:

As you know, I am the company's largest outside shareholder, with 6.5% ownership of SLGD.

I'd like to take a moment to review the voting results, and the discussions held, at this summer's annual shareholder meeting. While the general tone of openness of the meeting, receptiveness of management to criticism, the robustness of the Q&A session, and the extended time period allowed for Q&A, were certainly welcomed.....there are several "take homes" from the annual meeting that it is imperative the "new" SLGD board confront, if it is to establish any form of crediblity or respect, versus the prior "crony boards" that Mr. Goldstein, with bald-faced impunity, has assiduously maintained, year in and year out.

I want to first note the fact that five of your largest outside shareholders, representing over 20% of the outstanding shares, took the time to fly out and attend the meeting. That is amazing, for a company of SLGD's size, and shows a remarkable level of commitment and conviction. Almost universally, during the Q&A session, these shareholders emphasized, in no uncertain terms, THE NEED FOR A NEW DIRECTOR, APPOINTED FROM THE OUTSIDE SHAREHOLDER BASE, as a "witness," and a "trust builder," to ensure that the interests of outside shareholders are being properly addressed, at the board level. This SINGLE ACT would do more to build trust, and ameliorate discord, than any other act the board could possibly take, at this time. I call on you to take action, and add the requisite new board member with due haste!

The critical need for an outside shareholder-sourced new board member is especially important, considering the ACTUAL VOTING RESULTS of the annual meeting. By my calculations, assuming that all directors and officers, and the lion's share of the ESOP plan, voted in favor of current management, if those votes are set aside, YOUR OUTSIDE SHAREHOLDER BASE VOTED ROUGHLY TWO TO ONE TO WITHHOLD THE ENTIRE BOARD (with the possible exception of Mr. Goodman, who achieved a modestly higher vote total). Considering that there was no organized proxy fight, or "say no" campaign, management must necessarily view these voting results as a stark repudiation of its policies, and its support of the current CEO, Mr. Goldstein. I hope you will not take such a stinging rebuke lightly, and that you will begin to adopt policies that will win you the support of your outside shareholder base, and earn this board some desperately needed credibility in the corporate governance space. Such policies, that I heard more than one of your outside shareholders talking about at the meeting, in their public filings, or in private discussions, include the following action items:

1) The need to adopt cumulative voting for directors. It should be noted that outside shareholder Michael Deutsch's proposal to adopt cumulative voting, by my calculations, was voted in favor of by the outside shareholder base, by roughly a 2 1/2 TO ONE MARGIN. There is no greater testimonial to the outside shareholder base's thorough disgust with the dysfunctional corporate governance at SLGD, and the attitude of exclusion that the SLGD board has taken towards the
company's outside shareholders.   The  voice of your outside shareholders should
be heard LOUD AND CLEAR by you. We are not "interlopers" into Mark Goldstein's family fiefdom, or personal kingdom; we are the primary owners of the company! Based on this shareholder vote, I DEMAND THAT THE BOARD IMMEDIATELY ADOPT A RESOLUTION TO IMPLEMENT CUMULATIVE VOTING FOR THE ELECTION OF DIRECTORS.

2) Removal of the poison pill. The poison pill serves one purpose...to entrench the CEO and founding family scion, Mr. Goldstein. It is unnecessary, because of the high management and inside ownership, and, adding insult to injury, the 15% triggering threshhold is one of the lowest I have seen. Meanwhile, the CEO, Mr. Goldstein, is allowed to, brazenly and hypocritically, maintain his own 25% ownership position, hindering the potential for a value-unlocking M&A transaction for the company....and sedulously "protecting"  Goldstein's $400K a year employment sinecure (clearly the primary intent of the pill).

3) Separate the Chairman and CEO positions. Mr. Goldstein's 22 year record of continuous value destruction is an abomination, and indisputably calls for a form of "separate accountability." It is imperative that Goldstein have a chairman that is an "overseer" of him, rather than the continued sleazy situation of the fox guarding the chicken coop. The desperate need for accountability has been constant at SLGD; yet, the board continues to abdicate its fiduciary role, and turn a blind eye. As a result, the company has been under a dark cloud, and in a longstanding moral crisis, for an entire generation! Make no mistake, Mr. Goldstein's ongoing denial and delusions, and the board's reckless enablement of those delusions, is a distinctively
degrading, unmanly, and  unprincipled display of board, and CEO, cowardice.   No
self-respecting board would allow a CEO, such as Goldstein, to oversee himself, when he has caused the company to lose money for 10 consecutive years, and 14 of the last 15 years. YOUR credibility as fiduciaries is inherently compromised, as a result of this debased legacy. WILL YOU, the most purportedly "independent" board that SLGD has had in years, CONFRONT THIS OUTRAGE AND DISGRACE, or continue to turn a blind eye, just as the "purely crony" boards of old did, seduced and subjugated as they were by Mr. Goldstein?

4) Where is the mandatory stock ownership program for directors and officers you promised at the annual meeting? Since the annual meeting ended, nobody has bought ANY shares in the open market, and no plan has been formally adopted. Currently, NO directors and officers own ANY common shares outright, other than Mr. Goldstein. That is outrageous! Outside shareholders continue to be forced to witness a disturbing situation where the board members are not willing to "tether" their own personal wealth to Mr. Goldstein, but they are willing to "give away the store" to him, so he can continue to suck the company dry, shamelessly collecting his $400K a year employment sinecure...and maintaining his spouse on the payroll. WHERE IS THE BOARD'S INTEGRITY? WILL THIS NEW
BOARD FINALLY CONFRONT THIS SORDID SITUATION?

5) Excessive CEO pay. Reduce Mr. Goldstein's salary by at least 50%, until a suitable replacement for him is found. The salary exceeds the peer norm, by far, the company's revenues have shrunk so much, and the company has lost so much market share in household products under this CEO, such that the level of compensation is outrageous...especially in light of the company's epic financial losses.

6) REQUIRE that all expressions of interest in purchasing the company be referred to a Special Committee. Owing to his history of manipulation and chicanery, his unshakable belief that the company is ultimately "his family's," and a historical pattern of brazen self-dealing with regard to corporate M&A, you MUST NOT allow Mark Goldstein to be the initial "go to" person with ANY potential suitors.

Finally, from a strategic perspective, to summarize the public discussion that went on at the annual meeting, I want to emphasize that the sale of company's real estate represents a potential "unlocking event" for SLGD shareholders. As many have pointed out (including a number of outside observers), all the evi-dence suggests that the company should be put up for sale, or taken private.
In any case, the company should NOT be public. It is too small! It is worth more to a larger, more well-heeled manufacturer, with a stable of brands, or a private equity firm with experience in reinvigorating brands that have been seriously decimated (i.e. the Liquid Gold line)...but still have a significant amount of brand identification, or "latent value," in the public's eyes. Self-evidently, Mr. Goldstein is NOT the one to effect these changes, and it is travesty that he is still in charge, merely because his surname is "Goldstein."

Put the company up for sale. Do NOT buy something. Do NOT buy orphaned product lines. We have neither the experience, nor the depth of management, nor the corporate heft, to succeed. It is too risky. And considering the current CEO's
record, ADDING to his responsibilities would be the height of insanity.   Do a
tender offer at 50 cents, so that those that want to "divorce" themselves from this CEO's colossal failures can move on with their lives, their self-respect...and their money. It's OUR money, and it's OUR company. It's not a family owned company. STOP treating it like it is. There are many options here. Why don't you schedule another meeting with some of your largest outside shareholders, inviting a number of them to Denver, as the representatives of outside shareholder interests, and show you are serious about the angst and displeasure evidenced at the annual meeting, and that you actually care about what your shareholders want. I hasten to again remind you that roughly two thirds of your outside shareholder base voted to throw out the board. That's
something that should concern you.   And give you grave pause.  And compel  you
to be accountable....rather than continuing to be lackeys for the founding family scion, as previous boards have.

It is time for you to FINALLY focus on what the broader shareholder base of Scott's Liquid Gold wants, and NOT on what the Goldstein family's financial and personal needs are. I will continue to publicly witness the storied betrayal of Mark Goldstein, and his "stacked" boards, to outside shareholder
interests....and will similarly call you to task, roundly, if you, the most potentially independent board SLGD has had in a generation, continue to perpetrate those same betrayals.

Very truly yours,


Timothy J. Stabosz